Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  INVESCO VAN KAMPEN HIGH YIELD MUNICIPAL FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen High Yield Municipal Fund was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:


(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                                          Votes           Broker
Matter                                                                Votes For       Votes Against      Abstain         Non-Votes
------                                                                ---------       -------------      -------         ---------
(1)     Approve an Agreement and Plan of Reorganization..............355,174,068       12,739,946       21,681,509           0